September 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attn:                    Sonia Bednarowski

Re:                             Palomar Holdings, Inc. (the “Company”) — Request for Acceleration

Registration Statement on Form S-1 filed by the Company on September 23, 2019

File No. 333-233900

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement requesting effectiveness for 4:30 p.m. Eastern Time on September 25, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, please be advised that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Barclays Capital Inc.
J.P. Morgan Securities LLC
Keefe, Bruyette & Woods, Inc.

As representatives of the several Underwriters

By: Barclays Capital Inc.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Managing Director

By: J.P. Morgan Securities LLC

By:	/s/ Ray Craig
Name:	Ray Craig
Title:	Managing Director

By: Keefe, Bruyette & Woods, Inc.

By:	/s/ Seth Bair
Name:	Seth Bair
Title:	Managing Director

[Signature Page to Acceleration Request Letter]